

Mail Stop 3561

February 14, 2017

Tommy E. Kee
Chief Financial Officer
Harrison Vickers and Waterman Inc.
712 U.S. Highway 1, Suite 200
North Palm Beach, FL 33408

>   **Re: Harrison Vickers and Waterman Inc.**
>   **Form 10-K Amendment No. 1 for the Fiscal Year Ended June 30, 2015**
>   **Filed June 24, 2016**
>   **Form 10-Q Amendment No. 1 for the Interim Period Ended September 30, 2015**
>   **Form 10-Q Amendment No. 1 for the Interim Period Ended December 31, 2015**
>   **Filed June 27, 2016**
>   **Form 8-K Amendment No. 1**
>   **Filed June 22, 2016**
>   **File No. 333-162072**

Dear Mr. Kee:

We issued comments to you on the above captioned filings on July 8, 2016. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by March 1, 2017.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or me at (202) 551-3849 with any questions.

Sincerely,

/s/ Jim Allegretto

Jim Allegretto
Senior Assistant Chief Accountant
Office of Consumer Products

cc: Roy G. Warren, Chief Executive Officer